Exhibit 99.a.3
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                    [LETTERHEAD OF FIDELITY FEDERAL BANCORP]


February 7, 2004


To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

         We are sending you this letter in connection with a reverse split of our common stock to all shareholders of record as of February 4, 2005 and effective as of the close of business on February 28, 2005. We are undertaking this action in order to terminate the registration of our common stock under the federal securities laws.

         Pursuant to the reverse split, each 30,000 shares of our common stock will be converted to one share of our common stock, and holders of fractional shares will be entitled to receive cash in lieu of fractional interests in an amount equal to $1.85 per share for each pre-split share that becomes a fractional interest. Shareholders of record owning less than 30,000 shares will no longer be shareholders of the Company. Following the reverse stock split, the Company will effect a 2,500 for 1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of Company common stock.

         We have enclosed several copies of the information being distributed to all shareholders of record as of February 4, 2005. The transaction will be effective as of the close of business on February 28, 2005.

         We request that you act promptly and forward such information to the beneficial owners of such securities in a timely manner. We will pay the reasonable expenses incurred by you in forwarding this information to the beneficial owners.

         You may obtain additional copies of the enclosed materials and may request assistance or information from John Stewart, Fidelity Federal Bancorp, 18 N.W. Fourth Street, Evansville, Indiana 47708, Telephone: (812) 424-0921.

Very truly yours,

/s/ Donald R. Neel

Donald R. Neel,
President and Chief Executive Officer